FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of February


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




19 February 2004

                                   BG Group plc
               Notification of Directors' Interests in Shares


Sir Robert Wilson

The Company has received notification from Sir Robert Wilson, Chairman, that on 18 February 2004 he purchased 28,000 BG Group plc Ordinary 10p Shares at a price of 287p per share.

As a result of this acquisition, Sir Robert's interest in the ordinary share capital of BG Group plc has increased to 60,000 Ordinary 10p Shares.

BG Group plc
19 February 2004



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 February 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary